

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Shirley Singleton
Chief Executive Officer
Edgewater Technology, Inc.
20 Harvard Mill Square
Wakefield, MA 01880

      Re: Edgewater Technology, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-20971

Dear Ms. Singleton:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Patrick Gilmore
                    Accounting Branch Chief